Exhibit 99 XVIII

                   Interim Management StatementJanuary–March 2021(Unaudited)

 Table of Contents  2  3  Highlights  3  Key figures and ratios  4  Operating and financial review  4  Total comprehensive income  7  Financial position  10 Financial statements  10  Statement of comprehensive income  11  Statement of financial position  13  Statement of changes in equity  14  Cash flow statement  16 Notes to the interim financial statements  16  Note 1 - Net interest income  16  Note 2 - Net loss/ profit on financial operations  17  Note 3 - Expected credit loss  17  Note 4 - Net loan losses  18  Note 5 - Loans outstanding  18  Note 6 - Debts evidenced by certificates  18  Note 7 - Basis of preparation  18 Ratio definitions

Highlights

During the first quarter of 2021, a total of EUR 256.8 million in new loans were agreed and EUR 725.3 million were disbursed compared to EUR 1,716.9 million and EUR 946.4 million respectively in the corresponding period in 2020. The decrease in new loans was expected after last year's record highs due to the Bank's response to the Covid-19.

The Bank is in a strong financial position with solid capital and liquidity ratios. The net profit for the three month period amounted to EUR 35.1 million compared to a loss of EUR 112.7 million in 2020. The loss in 2020 resulted from unrealised losses on financial instruments when the financial markets experienced significant movements at the start of the Covid-19 outbreak. The Bank has maintained its expected credit loss provision at a similar level as at 31 December 2020. There have been no realised loan losses during the year to date.

In March, the Bank joined the European Bank for Reconstruction and Development (EBRD) and the central banks of Estonia (Eesti Pank), Latvia (Latvijas Banka) and Lithuania (Lietuvos Bankas) in a joint effort to develop a regional market for commercial papers. In the same month, the Bank invested in Lithuania's leading food retailer's Maxima Grupė inaugural commercial paper issuance.

At its annual meeting on 26 March 2021, the Board of Governors of NIB approved the Bank's annual report and audited financial statements. The Board also approved the proposal that no dividend would be paid to the Bank's owner countries for the year 2020. Assuming that the Covid-19 situation improves and the Bank's capital situation allows, it will be considered to pay a higher than normal dividend to member countries in 2022. The Board also expressed its view that NIB would be instrumental for green recovery and digital transformation in the years to come.

"NIB plays an important part in helping member countries to tackle long term challenges such as climate change, sustainable growth, and technological innovation. The Bank's relevance will only increase in the years to come as governments are focusing largely on green recovery," said Gintarė Skaistė, Minister of Finance of Lithuania and Chair of NIB's Board of Governors. An interview with Gintarė Skaistėir can be found on the Bank's website by clicking here.

On 1 April, André Küüsvek assumed office as NIB President and CEO, succeeding Henrik Normann who has retired from the Bank.

Key figures and ratios

In millions of euro unless otherwise specified	Jan-Mar 2021*	Jan-Mar 2020*	Jan-Dec 2020
Net interest income	51.2	49.0	205.5
Profit/loss before net loan losses	36.1	-90.6	221.4
Net profit/loss	35.1	-112.7	164.7
Loans disbursed	725.3	946.4	4,852.8
Loans agreed	256.8	1,716.9	5,666.0
Mandate fulfilment **	100 %	100 %	98 %
Lending outstanding	22,194.2	18,643.5	21,554.8
Total assets	37,754.9	34,251.6	35,422.0
New debt issues	3,156.9	1,665.9	7,540.0
Debts evidenced by certificates	31,346.7	27,079.5	29,071.7
Total equity	3,879.5	3,607.3	3,860.8
Equity/total assets ***	10.3 %	10.5 %	10.9 %
Profit/average equity ***	3.6 %	n.a	4.4 %
Cost/income ***	27.3 %	n.a	19.1 %
Number of employees at period end	231	229	222

* Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statements

** See page 8 for mandate fulfilment explanation

*** See page 18 for ratio definitions

3 | Interim Management Statement

Operating and financial review

Total comprehensive income
January–March 2021 compared to January–March 2020

NET PROFIT
The net profit for the period January–March 2021 amounted to EUR 35.1 million, compared to a net loss of EUR 112.7 in the same period last year. Total operating income increased from a loss of EUR 78.2 million to an income of EUR 49.6 million. Last year's loss was due to unrealised valuation losses when the financial markets experienced significant Covid-19 related market movements. Total operating expenses increased by EUR 1.1 million to EUR 13.5 million. Net loan losses for the period amounts to EUR 1.0 million compared to EUR 22.1 million in 2020 when the Bank increased its provisions in response to uncertainties arising from the Covid-19 crisis.

NET INTEREST INCOME
Net interest income for the period increased by 2.2 million to EUR 51.2 million, (January–March 2020: EUR 49.0). Net interest income on lending activities increased from EUR 38.1 million to EUR 40.4 million due to higher loan volumes and the interest income on treasury activities of EUR 10.8 million was similar to the same period in 2020.

NET FEE AND COMMISSION INCOME
Net fee and commission income for the period January–March 2021 was EUR 1.5 million which is unchanged from the previous year.

NET PROFIT FOR THE PERIOD
EUR m


150
100
50
0
-50
-100
-150
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21

NET INTEREST INCOME
EUR m


60
50
40
30
20
10
0
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Lending
Treasury

NET FEE AND COMMISSION INCOME
EUR m


4.0
3.0
2.0
1.0
0
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21

4 | Interim Management Statement

NET PROFIT/LOSS ON FINANCIAL OPERATIONS

The loss on financial operations amounted to EUR 3.1 million compared to a loss of EUR 128.2 million in the same period last year. The result includes realised losses of EUR 1.2 million and unrealised losses of EUR 1.9 million compared to realised profits of EUR 1.4 million and unrealised losses of EUR 129.6 million in 2020. During 2020, the financial markets experienced significant market movements because of the Covid-19 outbreak. During the first quarter of 2020, these market movements resulted in significant unrealised losses on financial instruments that NIB holds to hedge its interest rate risks and in its liquidity portfolio. During the rest of 2020, the markets recovered and the Bank recorded unrealised gains resulting in an overall profit for the full year 2020.

The unrealised valuation gains and losses on interest rate hedges arise mainly from the change of the interest rate spreads that are embedded in the Bank's funding and lending transactions. When the Bank raises funds with fixed rates or offers borrowers fixed rate loans, it hedges the resulting interest rate risk using swaps, in which the fixed rate is swapped to the short-term money market floating rates referred to as the IBORS (e.g. LIBOR, EURIBOR, STIBOR, NIBOR etc.). In keeping with what NIB believes is industry best practice, the valuation of these swaps is based on a risk free discounting rate called OIS (Overnight Interest rate Swap). The changes in spread between the risk free rates (the OIS rates) and the relevant IBORs applicable to each such swap creates unrealised valuation gains and losses. It should be noted that as the Bank intends to hold these transactions to maturity, so that they are not sold for a price based on their exit market value these valuation gains and losses will not be realised as the transactions will settle at par.

The unrealised valuation gains and losses on assets in the Bank's liquidity portfolio arises from changes in credit spreads. The Bank maintains a large liquidity portfolio, which it invests in high quality bonds. When credit spreads widen, this results in negative valuations on the bonds. In periods with financial turbulence credit spreads tend to rise, which also affects NIB's high quality bonds. As the Bank intends to hold the bonds to maturity, so that they are not sold based on the current exit market value, the valuation gains and losses will reverse, as the bonds will settle at par.

TOTAL OPERATING EXPENSES

Total operating expenses amounted to EUR 13.5 million an increase of EUR 1.1 million compared the corresponding period in 2020. The increase is due to higher depreciation and IT costs. The Bank continues to focus on cost control and the cost/income ratio remains strong.

NET LOAN LOSSES

The Bank has maintained expected credit loss ("ECL") provisions at 31 March 2021 similar to the levels recorded at 31 December 2020. After the outbreak of Covid-19 in 2020, the global operating environment rapidly deteriorated and as a result, the Bank adjusted the macro-economic scenarios used to calculate the expected credit loss ("ECL") provision. In 2020, there was an increase in the ECL provision from EUR 122.3 million at 31 December 2019 to EUR 172.6 million at 31 December 2020.

There have been no significant observed changes in the credit quality of the overall loan portfolio and there were no new non-performing loans during the period and no realised losses. The loss recognised

NET PROFIT/ LOSS ON FINANCIAL OPERATIONS
EUR m


150
100
50
0
-50
-100
-150
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Realised
Unrealised

TOTAL OPERATING EXPENSES
EUR m


0
-3
-6
-9
-12
-15
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21

NET LOAN LOSSES
EUR m


5
0
-5
-10
-15
-20
-25
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21

5 | Interim Management Statement

 in the income statement for net loan losses of EUR 1.0 million relates to recoveries on non-performing loans of EUR 0.2 million and EUR 1.1 million related to the change in ECL on performing loans.OTHER COMPREHENSIVE INCOMEThe Bank separates the foreign currency basis spread from financial instruments used in fair value hedge accounting and this separated amount is recorded in “Other comprehensive income” (OCI) which amounted to a loss of EUR 16.5 million for the period (January–March 2020: Loss EUR 15.4 million). The loss recorded is due to the widening of the Cross Currency Basis spreads, which negatively affect the valuation of basis swaps used to convert funding currencies into lending currencies.For financial liabilities recorded at fair value through the profit and loss, valuation changes due to changes in own credit spreads need to be recorded in OCI. For the three month period ended 31 March 2021, the Bank recorded a positive impact from these changes of EUR 0.2 million.The resulting total comprehensive profit for the period amounted to EUR 18.8 million, compared to a loss of EUR 128.1 million in 2020.  6

 LENDING OUTSTANDINGThe lending outstanding amounted to EUR 22,194.2 million. This comprises EUR 22,011.4 million of loans outstanding and investments of EUR 182.8 million in labelled bonds and CPs. The total disbursements and investments during the period amounted to EUR 725.3 million, which is EUR 221.1 million lower than for the same period in 2020. The decrease is expected after last year's record disbursements. More information regarding loans agreed can be found on our website at Agreed Loans.Total lending outstanding, excluding exchange rate and valuation effects, increased from EUR 21,726.6 million at 31 December 2020 to EUR 22,067.5 million. The book value amounted to EUR 22,194.2 million due to foreign exchange movements and fair valuations/hedge accounting effects of EUR 206.4 million and EUR -79.7 million, respectively.  Financial position  DEVELOPMENT OF LENDING OUTSTANDING DURING 2021EUR m                      24,000  22,000  20,000  18,000  Dec’20 Book value  Disb.  206  80  22,194  22,067  97 1 0  286  725  21,727     Amort.  Prepaym. Impairm. Other  Mar’20 FXchanges  Other*  Mar’20 Book value          * Fair valuations and hedging accounting.  7

LENDING HIGHLIGHTS

in EUR millions, unless otherwise specified	Jan-Mar* 2021	Jan-Mar* 2020	2020	2019	2018	2017
Loans agreed excluding labelled bonds and CPs	245	1,717	5,632	3,185	4,269	3,665
Labelled bonds and CPs	12	-	34	131	61	147
Total disbursements	725	946	4,853	2,676	4,047	3,147
Number of loans agreements in period	5	16	59	55	58	55
Number of green bond investments in period	2	-	4	9	3	9
Lending outstanding	22,194	18,643	21,727	18,931	19,065	17,232
Member countries	21,620	17,840	21,098	18,055	17,960	15,867
Non-member countries	748	947	798	996	1,222	1,504
Loan impairment provision	-173	-143	-169	-119	-117	-139

* Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statements

MISSION FULFILMENT

NIB's vision is a prosperous and sustainable Nordic–Baltic region. All projects proposed for financing undergo an assessment of their potential impact on productivity and the environment of the member country area. This mission fulfilment is rated on a five-grade scale from "negative" to "excellent". In response to the Covid-19 pandemic, NIB provided "response loans" to alleviate the economic and social consequences of the crisis. These response loans are tracked separately and are not included in the standard mandate rating. During the first quarter of 2021, projects achieving a "good" or "excellent" mandate rating accounted for 100% of the total amount of loans agreed excluding response loans which exceeded the target of 90%.

8 | Interim Management Statement

 FUNDINGBy the end of March, the Bank had raised EUR 3.2 billion (January–March 2020: EUR 1.7 billion) in new funding through 15 transactions in six currencies with an average maturity of five years. NIB’s estimated funding plan for 2021 is EUR 6.5-7.5 billion.On 7 January, NIB priced a five-year GBP 600 million issue. The transaction was NIB's largest ever new sterling benchmark, with the final orderbook reaching over GBP 800 million.On 13 January, the Bank issued its first global USD benchmark issue for the year. The five-year USD1.25 billion benchmark transaction has a final maturity on 21 January 2026 and was met with strong support from investors.On 25 March, NIB issued its first NIB Environmental Bond (NEB) for the year. The EUR 500 million transaction was an increase of a NEB due April 2027, bringing the new total outstanding to EUR 1 billion. With this re-opening, NIB's total environmental bond issuance surpassed EUR 5 billion.A full list of funding transactions can be found on our website at Funding Transactions.                          DEBT DEVELOPMENT DURING 2021EUR m  32,000  30,000  28,000  26,000  24,000  Dec’20 New Issues Amort. Book value  0  836  351  31,347  30,862  10  3,157 1,357  29,072  Call & Buy backs  Other  Mar’21 FX changes Val & HedgeAcc.  Mar’21 Book value      9

 In thousands of euro  NOTE  Jan-Mar 2021*  Jan-Mar 2020*  Jan-Dec 2020  Interest income from financial assets measured at amortised cost    50,096  73,929  254,355  Interest income from financial assets measured at fair value    2,144  7,111  18,160  Interest expense    -1,041  -32,079  -66,973  Net interest income  (1)  51,199  48,961  205,543  Commission income and fees received    2,057  2,036  12,485  Commission expense and fees paid    -555  -525  -3,145  Net fee and commission income    1,502  1,511  9,340  Net loss/profit on financial operations  (2)  -3,083  -128,226  58,810  Foreign exchange gains and losses    -17  -398  183  Total operating income    49,601  -78,152  273,876  Expenses          General administrative expenses          Personnel expenses    -8,038  -8,335  -31,327  Other administrative expenses    -3,392  -2,465  -13,563  Depreciation    -2,099  -1,612  -7,546  Total operating expenses    -13,529  -12,412  -52,437  Profit/loss before loan losses    36,071  -90,564  221,439  Net loan losses  (3) (4)  -992  -22,146  -56,744  Net profit/loss for the period    35,079  -112,711  164,695  Other comprehensive income          Items that will not be reclassified to income statement          Fair value hedges - valuation of cross currency basis spread    -16,543  -15,357  9,120  Changes in own credit risk on liabilities recorded at fair value    241  0  -3,376  Total other comprehensive loss/income    -16,302  -15,357  5,744            Total comprehensive income/loss    18,778  -128,068  170,439  10  Financial statements  Statement of comprehensive income  * Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statements The accompanying notes are an integral part of these financial statements.

 In thousands of euro  NOTE  31 Mar 2021*  31 Mar 2020*  31 Dec 2020  ASSETS          Cash and cash equivalents    2,563,925  3,524,523  2,270,386            Placements with credit institutions    2,801,253  1,338,043  1,968,836  Debt securities    8,146,438  7,466,958  7,912,255  Other    8,907  7,603  8,907  Financial placements, total    10,956,597  8,812,604  9,889,998  Loans outstanding  (5)  22,011,389  18,527,397  21,554,808  Intangible assets    10,858  11,453  12,018  Tangible assets, property and equipment    36,671  37,679  37,256            Derivatives    1,387,979  2,105,650  1,405,770  Other assets    575,234  1,016,048  19,614  Other assets, total    1,963,212  3,121,699  1,425,384  Accrued interest and fees receivable    212,258  216,257  232,197  TOTAL ASSETS    37,754,910  34,251,612  35,422,047  11  * Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statementsThe accompanying notes are an integral part of these financial statements.  Statement of financial position

 In thousands of euro  NOTE  31 Mar 2021*  31 Mar 2020*  31 Dec 2020  LIABILITIES AND EQUITY          Liabilities          Short-term amounts owed to credit institutions    838,814  1,416,558  723,795  Long-term amounts owed to credit institutions    -  8,435  0  Owed to credit institutions, total    838,814  1,424,993  723,795  Repurchase agreements    -  10,265  0  Debts evidenced by certificates  (6)  31,346,657  27,079,458  29,071,696            Derivatives    1,042,945  1,083,337  1,362,269  Other liabilities    491,828  878,433  227,905  Other liabilities, total    1,534,773  1,961,769  1,590,174  Accrued interest and fees payable    155,128  167,873  175,620  Total liabilities    33,875,371  30,644,358  31,561,285            Equity    3,879,539  3,607,255  3,860,761            TOTAL LIABILITIES AND EQUITY    37,754,910  34,251,612  35,422,047  12  * Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statementsThe accompanying notes are an integral part of these financial statements.

Statement of changes in equity

In thousands of euro	PAID-IN CAPITAL	STATUTORY RESERVE	GENERAL CREDIT RISK FUND	SPECIAL CREDIT RISK FUND PIL	PROFIT AVAILABLE FOR APPROPRIATION	CHANGES IN OWN CREDIT RISK ON LIABILITIES RECORDED AT FAIR VALUE	HEDGING RESERVE	TOTAL
EQUITY AT 31 DECEMBER 2019	**418,602**	**686,325**	**2,002,562**	**426,941**	**181,982**	**0**	**18,910**	**3,735,323**
Loss for the period Jan-Mar 2020	-	-	-	-	-112,711	-	-	-112,711
Other comprehensive income Jan-Mar 2020	-	-	-	-	-	-	-15,357	-15,357
Total comprehensive loss Jan-Mar 2020	***0***	***0***	***0***	***0***	***-112,711***	***0***	***-15,357***	***-128,068***
EQUITY AT 31 MARCH 2020	**418,602**	**686,325**	**2,002,562**	**426,941**	**69,271**	**0**	**3,553**	**3,607,255**
Profit for the period Apr-Dec 2020	-	-	-	-	277,406	-	-	277,406
Other comprehensive income Apr-Dec 2020	-	-	-	-	-	-3,376	24,477	21,101
Total comprehensive income Apr-Dec 2020	***0***	***0***	***0***	***0***	***277,406***	***-3,376***	***24,477***	***298,507***
Transactions with owners in their capacity as owners 2020								
Reallocation of reserves	426,941	-	136,982	-426,941	-136,982		-	0
Dividends	-	-	-	-	-45,000		-	-45,000
EQUITY AT 31 DECEMBER 2020	**845,543**	**686,325**	**2,139,544**	**0**	**164,695**	**-3,376**	**28,030**	**3,860,761**
Profit for the period Jan-Mar 2021	-	-	-	-	35,079	-	-	35,079
Other comprehensive income Jan-Mar 2021	-	-	-	-	-	241	-16,543	-16,302
Total comprehensive income Jan-Mar 2021	***0***	***0***	***0***	***0***	***35,079***	***241***	***-16,543***	***18,778***
Transactions with owners in their capacity as owners 2021								
Reallocation of reserves	-	150,559	14,136	-	-164,695	-	-	**0**
EQUITY AT 31 MARCH 2021	**845,543**	**836,884**	**2,153,680**	**0**	**35,079**	**-3,135**	**11,487**	**3,879,539**

The accompanying notes are an integral part of these financial statements.

13 | Interim Management Statement

Cash flow statement

In thousands of euro	Jan-Mar 2021*	Jan-Mar 2020*	Jan-Dec 2020
Cash flows from operating activities			
Net loss/profit for the period	**35,079**	**-112,711**	**164,695**
Adjustments:			
Unrealised gains/losses of financial assets held at fair value	1,778	72,439	-12,900
ECL non-lending activities	-34	185	301
Depreciation and write-down in value of tangible and intangible assets	2,099	1,612	7,546
Change in accrued interest and fees (assets)	19,959	58,521	42,646
Change in accrued interest and fees (liabilities)	-20,514	-53,934	-46,184
Net loan losses (ECL lending activities)	992	22,146	56,744
Adjustment to hedge accounting	266	55,739	-51,157
Other adjustments to the period´s profit	595	2,947	3,023
Adjustments, total	**5,141**	**159,656**	**18**
Lending			
Disbursements of loans	-713,371	-946,367	-4,818,897
Repayments of loans	383,295	495,867	1,867,353
Capitalisations, redenominations, index adjustments, etc.	70	-37	430
Lending, total	**-330,006**	**-450,538**	**-2,951,115**
Cash flows from operating activities, total	**-289,786**	**-403,592**	**-2,786,402**
Cash flows from investing activities			
Placements and debt securities			
Purchase of debt securities	-590,323	-723,112	-1,090,285
Sold and/or matured debt securities	366,916	547,324	786,599
Placements with credit institutions	-745,056	2,251,110	1,335,090
Other financial placements			5,379
Placements and debt securities, total	**-968,462**	**2,075,322**	**1,036,783**

* Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statements

The accompanying notes are an integral part of these financial statements.

14 | Interim Management Statement

In thousands of euro	Jan-Mar 2021*	Jan-Mar 2020*	Jan-Dec 2020
Other items			
Acquisition of intangible assets	-240	-653	-4,872
Acquisition of tangible assets	-114	-2,439	-4,296
Change in other assets	-7,795	-3,599	1,684
Other items, total	**-8,149**	**-6,691**	**-7,484**
Cash flows from investing activities, total	**-976,611**	**2,068,631**	**1,029,299**
Cash flows from financing activities			
Debts evidenced by certificates			
Issues of new debt	2,592,659	658,983	7,540,409
Redemptions	-1,368,180	-1,012,420	-4,142,020
Debts evidenced by certificates, total	**1,224,479**	**-353,438**	**3,398,389**
Other items			
Long-term placements from credit institutions			-8,435
Change in swap receivables excluding fair value changes	17,786	-398,943	-274,019
Change in swap payables excluding fair value changes	55,321	100,497	-248,028
Change in other liabilities	146,540	499,374	-3,808
Dividend paid			-45,000
Other items, total	**219,647**	**200,929**	**-579,290**
Cash flows from financing activities, total	**1,444,125**	**-152,509**	**2,819,099**
CHANGE IN CASH AND CASH EQUIVALENTS, NET	**177,728**	**1,512,529**	**1,061,996**
Opening balance for cash and cash equivalents, net	**1,546,591**	**471,700**	**471,700**
Exchange rate adjustments	792	113,471	12,895
Closing balance for cash and cash equivalents, net	**1,725,111**	**2,097,700**	**1,546,591**
Additional information to the statement of cash flows			
Interest income received	72,179	139,609	315,144
Interest expense paid	-21,533	-86,011	-113,157

* Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statements

The accompanying notes are an integral part of these financial statements. The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.

15 | Interim Management Statement

 Note 1: Net interest income  16  In thousands of euro  Jan-Mar2021  Jan-Mar2020  Jan-Dec2020  Cash and cash equivalents  -3,735  -2,980  -10,735  Placements with credit institutions  -3,474  -3,576  -14,505  Debt securities  8,576  15,250  47,747  Loans outstanding  50,692  72,319  249,853  Other interest income  181  27  155  Total, interest income  52,240  81,040  272,515  Of which, interest income from financial assets measured at amortised cost  50,096  73,929  254,355  Short-term amounts owed to credit institutions  1,463  1,248  4,999  Long-term amounts owed to credit institutions    12  21  Short-term repurchase agreements    2  25  Debts evidenced by certificates  -100,341  -131,541  -448,733  Swap contracts and other interest expenses, net  97,837  98,199  376,714  Total, interest expense  -1,041  -32,079  -66,973  Of which, interest expense from financial liabilities measured at amortised cost  -5,921  -61,346  -121,316  Net interest income  51,199  48,961  205,543  Note 2: Net loss/profit on financial operations  In thousands of euro  Jan-Mar2021  Jan-Mar2020  Jan-Dec2020  Financial instruments held at fair value, realised gains and losses  -1,181  1,370  -4,985  Financial instruments held at fair value, unrealised gains and losses  -1,678  -73,708  12,959  Financial instruments held at amortised cost, realised gains and losses  7  36  -21  Expected credit loss on financial placements  34  -185  -301  Adjustment to hedge accounting, unrealised gains and losses of fair value hedges  -266  -55,739  51,157  Net loss/profit on financial operations  -3,083  -128,226  58,810  Notes to the interim financial statements

Note 3: Expected credit loss

In thousands of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Balance at 31 December 2019	**28,575**	**13,682**	**80,031**	**122,287**
Transfer to Stage 1	-	-	-	0
Transfer to Stage 2	-2,770	2,770	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	2,294	80	-	2,374
Amortisations and repayments	-751	-339	-	-1,090
Impact of remeasurment on existing assets	8,584	12,610	-146	21,047
Foreign exchange adjustments and other changes	-	-	2,043	2,043
Net change income statement Jan-Mar 2020	**7,357**	**15,121**	**1,896**	**24,374**
Balance at 31 March 2020	**35,932**	**28,803**	**81,927**	**146,662**
Transfer to Stage 1	-	-	-	0
Transfer to Stage 2	-2,442	2,442	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	6,189	1,044	-	7,233
Amortisations and repayments	-3,222	-1,847	-	-5,069
Impact of remeasurment on existing assets	15,291	17,872	-613	32,550
Foreign exchange adjustments and other changes	-	-	-8,769	-8,769
Net change income statement Apr-Dec 2020	**15,816**	**19,511**	**-9,381**	**25,945**
Balance at 31 December 2020	**51,747**	**48,314**	**72,545**	**172,606**
Transfer to Stage 1	60	-60	-	0
Transfer to Stage 2	-155	155	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	1,210	139	-	1,349
Amortisations and repayments	-436	-441	-155	-1,032
Impact of remeasurment on existing assets	-1,149	1,789	-	641
Foreign exchange adjustments and other changes	-	-	3,326	3,326
Net change income statement Jan-Mar 2021	**-471**	**1,583**	**3,171**	**4,283**
Balance at 31 March 2021	**51,277**	**49,897**	**75,716**	**176,890**

PRESENTATION OF ECL IN THE STATEMENT OF FINANCIAL POSITION

In thousands of euro	31 Mar 2021	31 Mar 2020	31 Dec 2020
Loans outstanding	173,426	143,064	169,105
Other receivables	1,759	1,885	1,682
Commitments (recorded in other liabilities)	1,147	1,237	1,228
Financial placements	557	476	592
Total	**176,890**	**146,662**	**172,606**

PRESENTATION OF ECL IN THE STATEMENT OF COMPREHENSIVE INCOME

In thousands of euro	Jan-Mar 2021	Apr-Dec 2020	Jan-Mar 2020
Net result on financial operations	34	-116	-185
Net loan losses (Note 4)	-992	-34,598	-22,146
Foreign exchange gains and losses	-3,326	8,769	-2,043
Total recognised in income statement	**-4,283**	**-25,945**	**-24,374**

Note 4: Net loan losses

In thousands of euro	Jan-Mar 2021	Jan-Mar 2020	Jan-Dec 2020
Change in expected credit loss on performing loans	-1,147	-22,293	-57,504
Change in expected credit loss on non-performing loans	155	146	759
Decrease of provisions to cover realised loan losses	-	-	-
Realised loan losses	-	-	-
Net loan losses	**-992**	**-22,146**	**-56,744**

There were no realised losses for the periods Jan-Mar 2021, Jan-Mar 2020 or Jan-Dec 2020.

17 | Interim Management Statement

Note 5: Lending outstanding

In thousands of euro	Jan-Mar 2021	Apr-Dec 2020	Jan-Mar 2020
Opening Balance	**21,726,644**	**18,643,480**	**18,931,294**
Disbursements	725,267	3,906,461	946,367
Amortisations	-286,165	-1,081,273	-375,867
Prepayments	-97,130	-290,212	-120,000
Changes in expected credit losses	-1,073	-34,607	-21,903
Foreign exchange movements	206,440	582,807	-766,448
Fair value adjustments	81	11,535	-8,363
Hedge accounting adjustments	-79,827	-11,287	58,555
Other	-64	-260	-155
Closing balance	**22,194,173**	**21,726,644**	**18,643,480**
Loans outstanding	22,011,389	21,554,808	18,527,397
Labelled bonds and CPs	182,784	171,836	116,083
Total Lending	**22,194,173**	**21,726,644**	**18,643,480**

Note 6: Debts evidenced by certificates

In thousands of euro	Jan-Mar 2021	Apr-Dec 2020	Jan-Mar 2020
Opening Balance	**29,071,696**	**27,079,458**	**26,673,647**
New debt issues	3,156,891	5,874,496	1,665,913
Amortisations	-1,357,374	-3,106,905	-872,750
Calls and buy backs	-9,786	-22,982	-140,562
Foreign exchange movements	835,695	-573,396	-751,396
Fair value adjustments	-3,066	-22,545	24,037
Hedge accounting adjustments	-347,614	-156,718	479,679
Other	214	287	891
Closing balance	**31,346,657**	**29,071,696**	**27,079,458**

Note 7: Basis of preparation

This interim management statement is not presented in accordance with IAS 34 "Interim Financial Reporting", as this statement excludes a number of disclosures. The accounting policies and methods of computation are the same as described in Note 1 of NIB's Financial Report 2020.

This report was approved by Executive Committee on 14th April 2021

RATIO DEFINITIONS

$$\text{Equity/total assets} = \frac{\text{Total equity at reporting date}}{\text{Total assets at reporting date}}$$

$$\text{Profit/average equity} = \frac{\text{Annualised profit for the period}}{\text{Average equity for the period}}$$

$$\text{Cost/income} = \frac{\text{Total operating expenses for the period}}{\text{Total operating income for the period}}$$

18 | Interim Management Statement